UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated January 17, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 17, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Mr Natarajan Chandrasekaran as Additional Director

and Chairman of the Board of Directors of the Company

January 17, 2017, Mumbai: We would like to inform you that the Board of Directors have today appointed Mr Natarajan Chandrasekaran as Additional Director and Chairman of the Board with immediate effect. The profile of Mr Chandrasekaran is as reproduced below.

BRIEF PROFILE

Mr N Chandrasekaran

Non Independent, Non-Executive Chairman

Mr Natarajan Chandrasekaran is the Chief Executive Officer and Managing Director of Tata Consultancy Services (TCS), a leading global IT solutions and consulting firm, a position he has held since 2009, having joined TCS in 1987. Under his leadership TCS has generated consolidated revenues of US $16.5 billion in 2015-16. With over 378,000 consultants, TCS has become the largest private sector employers in India with the highest retention rate in a globally competitive industry.

Mr Chandrasekaran has been appointed as the Executive Chairman of Tata Sons and he will take charge from February 21, 2017.

Mr Chandrasekaran has been playing an active role in the Indo – US and India-UK CEO Forums. He is also part of India’s business taskforces for Australia, Brazil, Canada, China, Japan and Malaysia. He served as the chairman of NASSCOM, the apex trade body for IT services firms in India in 2012-13 and continues to be a member of its governing Executive Council.

Mr Chandrasekaran plays an active role in various global business forums, particularly IT and has received several awards and recognition in the business community, viz. “Business Leader award” at the ET Awards for Corporate Excellence 2016, Qimpro Platinum Standard Award 2015 (Business) and Business Today’s Best CEO 2015 (IT & ITEs), ‘Best CEO’ for the fifth consecutive year by the Institutional Investor’s 2015 Annual All-Asia Executive Team rankings. In 2014, he was voted as one of CNBC TV 18 - ‘Indian Business Icons’, awarded CNN- IBN Indian of the Year in business category and was presented with the “Best CEO” by Business Today for the second consecutive year. He has also received the Medal of the City of Amsterdam - Frans Banninck Coqc - in recognition of his endeavor to promote trade and economic relations between Amsterdam and India.

He was also appointed as a Director on the board of India’s central bank, the Reserve Bank of India in 2016 and is currently also on Boards of Tata Steel Limited and TCS Foundation.

Mr Chandrasekaran has a Masters in Computer Applications from Regional Engineering College, Trichy. He was conferred with the honorary doctorate by JNTU, Hyderabad (2014) and by Nyenrode Business Universiteit, Netherland (2013). Mr Chandrasekaran has also been conferred honorary degrees by many Indian universities such as the Gitam University, Visakhapatnam (2013), KIIT University, Bhubaneswar (2012) and the SRM University (2010) Chennai.

Mr Chandrasekaran was appointed as an Additional Director and Chairman of the Board with effect from January 17, 2017.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.